Kiwa Bio-Tech Products Group Corporation
310 N. Indian Hill Boulevard #702
Claremont, California 91711

September 21, 2011

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Kiwa Bio-Tech Products Group Corporation
Form 10-K for the year ended December 31, 2010
Filed April 15, 2011
Form 10-Q for the quarter ended March 31, 2011
Filed May 16, 2011
File No. 000-33167

Dear Ms. Cvrkel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Kiwa Bio-Tech Products Group Corporation (the “Company”) dated September 19, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Annual Report on Form 10-K for the year ended December 31, 2010

Contractual Obligations, page 36

Staff Comment 1.    Please revise future filings to include disclosure of your outstanding debt in your table of contractual obligations. Also, given that the debt is currently in default and past due, please include a footnote to your table stating when the debt entered a default position and any other relevant factors concerning its expected repayment.

Response:

We will revise our future filings to include disclosure of our outstanding debt in our table of contractual obligations. We will also revise our future filings to include a footnote to our table stating when the debt entered a default position and any other relevant factors concerning it expected repayment.

Financial Statements, page 52
Consolidated Statements of Income and Comprehensive Loss, page F-4

Staff Comment 2.    We note that you classify the impairment of long-lived assets with other expenses, separate from operation loss. Please revise future filings to reflect these amounts as components of operation income (loss). Refer to ASC 360-10-45-4.

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
September 28, 2011

Response:

We will revise our future filings to classify the impairment of long-lived assets as a component of operating income (loss) in accordance with the guidance in ASC 360-10-45-4.

Staff Comment 3.    We note that you classify the expenses associated with obsolete inventory in other expenses, separate from operating loss. Given that decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business, please revise future filings to reflect these amounts as a component of cost of sales. Refer to the guidance in ASC 420-10-S99-3.

Response:

We will revise our future filings to classify expenses associated with obsolete inventory as a component of cost of sales in accordance with the guidance in ASC 420-10-S99-3.

Consolidated Statements of Cash Flows, page F-6

Staff Comment 4.    We note that on your statement of cash flows, net loss attributable to Kiwa shareholders is reconciled to net cash provided by operating activities. Please note that under the guidance in ASC 230-10-45-28 the statement of cash flows should reconcile “net income” (rather than “net income attributable to controlling interest”) to net cash provided by operation activities. Please revise future filings accordingly.

Response:

We will revise our future filings in our statement of cash flows to reconcile “net income” to net cash provided by operating activities in accordance with the guidance in ASC 230-10-45-28.

8. Convertible Notes Payable, page F-15
9. Equity-Based Transactions, page F-19

Staff Comment 5.    We note from the discussion in the last paragraph on page 22 that the company does not currently have a sufficient number of authorized common shares to satisfy the conversion terms of the 6% convertible notes as the company had 400,000,000 common shares authorized, issued and outstanding at December 31, 2010. Given that the company does not currently have a sufficient number of authorized shares to satisfy the convertible notes, it appears that the company would also not have sufficient authorized shares to satisfy all of its outstanding stock options and warrants. Accordingly, it does not appear that the company currently has the ability to settle these obligations in shares of its common stock and as a result it appears that all of the company’s outstanding stock options and warrants should be accounted for as liabilities pursuant to the guidance in ASC 815-40-25 and ASC 718-10-15. Please advise us and revise future filings to explain how your accounting treatment for your outstanding warrants and options complies with the guidance in ASC 815-40-25 and ASC 718-10-15or other relevant technical accounting literature. We may have further comment upon review of your response.

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
September 28, 2011

Response:

Given that the Company has issued all of its 400,000,000 authorized shares of common stock, it will not be able to issue any additional shares resulting from the exercise of outstanding options and warrants. Therefore, our outstanding options and warrants are accounted for as liabilities pursuant to the guidance in ASC 815-40-25 and ASC 718-10-15.  However, given our extremely low share price and the high exercise price of these outstanding options and warrants, these options and warrants have zero value as calculated utilizing the Black Scholes’ model. Moreover, it is highly unlikely for holders of any outstanding options/warrants to exercise. We will revise our future filings to include our accounting treatment in this regard.

13. Commitments and Contingencies, page F-23
(5) PRC Employee Costs, page F-24

Staff Comment 6.    We note your statement indicating that you have not made compulsory social insurance payments for some of your employees due to the transient nature of such employees. We further note that you believe the amount of such social insurance payments and related penalties are not material and therefore have no accrued the related expenses in the financial statements. Please tell us if you have paid any social insurance payments during the periods presented in your financial statements within the 10-K. Your response should include amounts owed and accrued, amounts paid and delinquent, and amounts owed for transient employees and not paid. We may have further comment upon receipt of your response.

Response:

A number of the Company’s employees are not originally from the province in which the Company is located (“Transient Employees”).  The Company is not obligated to make (and in fact, cannot make) social insurance payments on behalf of Transient Employees.  As a result, during the periods presented in the financial statements included in the 10-K, the Company neither made any social insurance payments nor accrued any expense in this regard as no amounts are owed with respect to the Transient Employees. In accordance with mutual agreements made between the Company and its Transient Employees, the Company agreed to pay the employees an additional monthly salary in lieu of the social insurance payment. We will revise our future filings accordingly.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2011

12. Commitments and Contingencies, page 14
(6) Convertible Notes Liquidated Damages, page 14

Staff Comment 7.    We note from the disclosure on page 14 that the company has received notice of default from four of the 6% Notes purchasers for reason of the company’s failure to timely file registration or effect registration. We also note the disclosure indicating that the company believes such note purchasers claims are not valid and therefor the company has not made any provision for liquidated damages in this regard. Please tell us and revise the disclosure in the notes to the company’s financial statements to explain in further detail why the company does not believe these parties’ claims are valid as well as why the company does not believe recognition of a provision for liquidated damages is required.

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
September 28, 2011

Response:

On June 3, 2009, Kiwa Bio-Tech Products Group Corporation (the “Company”) received a Notice of Default from AJW Partners, LLC, AJW Partners II, LLC, AJW Offshore, Ltd., AJW Offshore II, Ltd., AJW Qualified Partners, LLC, AJW Qualified Partners II, LLC, AJW Master Fund, Ltd., AJW Master Fund II, Ltd., New Millennium Capital Partners III, LLC (collectively, the “Investors”), claiming that the Company was in default of Section 3.3 of the Notes.  The Notice of Default was vague as to which Notes the Investors claimed were in default and on June 9, 2009, the Company filed a Current Report on Form 8-K under “Item 2.04: Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.”   The Investors subsequently claimed that the Company was in default under Section 3.3 of the 2% Notes for failing to maintain sufficient authorized but unissued shares of Common Stock.

In order to increase the number of authorized but unissued shares, the Company needed to amend its Certificate of Incorporation, an action that requires shareholder approval.  In 2009 the Company duly called a shareholder’s meeting in which it asked its shareholders to approve an amendment to the Company’s Certificate of Incorporation to increase the authorized shares from 400 million to 800 million.  The proposal was defeated.  In 2010, the Company again submitted this proposal to its shareholders and again the proposal was defeated.

Under contract law, if the performance of an obligation by a party to the contract becomes impossible, due to a change in circumstances, the nonoccurrence of which was an underlying assumption of the contract, the party is relieved of any liability arising as a result of his failure to fulfill such obligations.  The Company’s shareholders have refused twice to approve an amendment to the Company’s Certificate of Incorporation to increase its authorized but unissued shares of Common Stock.  As a result, it is impossible to perform its obligations under the Notes and the Company is relieved of any liability arising out of its inability to perform.

Notwithstanding the foregoing, pursuant to the relevant provisions for liquidated damages in the Notes, as of December 31, 2010 and 2009, the Company accrued liquidated damages of $1,086,315 and $595,277, respectively, of which $491,038 and $442,527 was included in general and administrative expenses for the years ended December 31, 2010 and 2009, respectively.  See Footnote 8 to the Notes to Consolidated Financial Statements for the year ended December 31, 2010 contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on April 14, 2011.  As of the quarter ended March 31, 2011, the Company had accrued liquidated damages of $1,217,767 associated with the Notes.  The Company will clarify this in future filings.

Sincerely,

/s/ Steven Ning Ma
Steven Ning Ma
Chief Financial Officer

Enclosures

CC:	The Crone Law Group